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                             May 31, 2024

       Brian J. McDade
       Chief Financial Officer
       Simon Property Group, Inc.
       225 West Washington Street
       Indianapolis, IN 46204

                                                        Re: Simon Property
Group, Inc.
                                                            Simon Property
Group, L.P.
                                                            Form 10-K for
Fiscal Year Ended December 31, 2023
                                                            Filed February 22,
2024
                                                            File Nos. 001-14469
and 001-36110

       Dear Brian J. McDade:

                                                        We have reviewed your
filing and have the following comment.

              Please respond to this letter within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe a comment applies to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to this letter, we may have additional comments.

       Form 10-K for Fiscal Year Ended December 31, 2023

       Management's Discussion and Analysis of Financial Condition and Results of Operations, page
       59

   1. We note, on page 98, you indicate that you review properties for impairment and total sales per square foot
can impact this assessment. Further, we note on page 60 you disclose that you consider net
operating income to be a key operating measure. Please tell us if management considers
comparable property NOI and sales per square foot to be key
                                                        operating measures. If
so, please include this disclosure in future Exchange Act periodic reports and tell us how
you intend to present it. With respect to sales per square foot please address, as
appropriate, the impact inflation has had on this metric.
               We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Brian J. McDade
Simon Property Group, Inc.
May 31, 2024
Page 2

       Please contact Kellie Kim at 202-551-3129 or Isaac Esquivel at 202-551-3395 if you
have questions regarding comments on the financial statements and related matters. Please contact Benjamin Holt at 202-551-6614 or Stacie Gorman at 202-551-3585 with any other questions.



                                                          Sincerely,
FirstName LastNameBrian J. McDade
                                                          Division of
Corporation Finance
Comapany NameSimon Property Group, Inc.
                                                          Office of Real Estate
& Construction
May 31, 2024 Page 2
cc:       Steven E. Fivel
FirstName LastName